August 10, 2023

VIA EDGAR

To:	Mr. Robert Arzonetti
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Solowin Holdings
Withdrawal of Acceleration Request - Registration Statement on Form F-1
File No.: 333-271525

Mr. Arzonetti:

Reference is made to the letter request of Solowin Holdings (the “Company”) for acceleration of effectiveness of the above referenced Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2023 pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and refrain from declaring the Registration Statement effective until such time as the Company requests.

Please direct any questions regarding this filing to Kevin Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101.

Very truly yours,

Solowin Holdings

/s/ Shing Tak Tam
By:	Shing Tak Tam
Title:	Chief Executive Officer